

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2015

Jeffrey I. Rassás
President
Nuvola, Inc.
8800 N. Gainey Center Dr., Suite 270
Scottsdale, AZ 85258

> **Re: Nuvola, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Response dated March 23, 2015**
> **File No. 333-199794**

Dear Mr. Rassás:

We have reviewed your response letter dated March 23, 2015 and have the following comment.

General

1.   As a preliminary matter, and as previously conveyed to you, we are unable to concur with your assertion that the spin-off of Nuvola, Inc. met the conditions set forth in Staff Legal Bulletin No. 4 and was not required to be registered under the Securities Act. In this regard, we do not believe that there was a valid business purpose for the spin-off. In addition, while the pending registration statement attempts to register the shares to be distributed in the spin-off, your disclosure indicates that the distribution has already occurred. In this regard, we specifically note your statement that "[o]n November 24, 2014, the Nuvola restricted common stock was distributed to the holders of Bollente Companies common stock as of October 20, 2014." Given that the shares that are the subject of the pending registration statement have been distributed prior to effectiveness, you may not now register the spin-off. In light of this, it appears that you should consider including a contingent liability in your financial statements. Moreover, prominent risk factor disclosure addressing the potential liabilities and consequences that you and/or Bollente Companies, Inc. may face because the transaction was not registered under the Securities Act appears warranted in applicable future filings. Please confirm your understanding and advise us how you intend to proceed.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Donald J. Stoecklein, Esq.
        Stoecklein Law Group, LLP